

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 3, 2023

Sid Toama
Chief Executive Officer
Troika Media Group, Inc.
25 West 39th Street, 6th Floor
New York, NY 10018

> **Re: Troika Media Group, Inc.**
> **Form 10-KT for the Transition Period Ended December 31, 2022**
> **File No. 001-40329**

Dear Sid Toama:

　　We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments.

Form 10-KT filed March 7, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 30

1.　　We note on page 3 that the "Converge Acquisition has significantly altered the strategic course of the Company." We also note you have reported expenses related to the discontinuation of certain subsidiary operations as Restructuring and other related charges, and goodwill impairments rather than as Discontinued Operations. In light of the strategic shift in operations, report these operations as well as the operations of Redeem, which were shut down per disclosure on page 35, as discontinued operations pursuant to ASC 205-20 and revise MD&A accordingly, or advise us. In this regard, we note your statement on page 31 that "[t]he Troika and Mission entities had a higher gross margin percentage as compared to Converge." Reporting these operations as discontinued operations would provide the investors with relevant financial information enabling an evaluation of your continuing operations which consists largely of the Converge business.

Financial Statements
Note 14 - Related Party, page F-29

2.   We note under Item 13. Certain Relationships and Related Person Transactions and Director Independence, in the Form 10-KT/A filed April 14, 2023, the sale of the Mission UK Shares to UVL, a related party. Please fully disclose the details of this related party transaction in Note 14 of your financial statements.

Note 15 - Stockholders Equity, page F-30

3.   We note on page F-34 that on December 9, 2022, you determined that the warrant contracts met certain criteria for equity classification. Please expand the disclosure to detail the criteria that were met both before December 9, 2022 for liability classification and after December 9, 2022 for equity classification.

Note 18 - Subsequent Events, page F-38

4.   Refer to the Form 10-KT/A filed April 14, 2023 in which you disclose that on April 14, 2023, you entered into a letter agreement with Blue Torch Finance LLC that amends certain sale and refinancing milestones. Please expand the Subsequent Events disclosure in Note 18 on page F-38 to include a detailed description of the amended sale and refinancing milestones and the impact of the amended terms on your operations and liquidity.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology